Exhibit (a)(1)(g)

FORMS OF CONFIRMATION E-MAIL OR LETTER

Confirmation E-mail or Letter (if no e-mail address is available) to

Employees who Elect to Participate in the Offer to Amend Certain Options

Genesee & Wyoming Inc. (“GWI”) has received your election form [dated                 , 2007], by which you elected to have certain outstanding option amended in exchange for cash payments, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Christine C. Moran, at fax number (203) 661-4106, or via e-mail to cmoran@gwrr.com, or hand deliver it to Christine C. Moran at Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830 before 5:00 p.m., Eastern Time, on July 13, 2007. Only withdrawal forms that are complete, signed and actually received by Christine C. Moran by the deadline will be accepted. Withdrawal forms submitted by United States mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions concerning the submission of your form, please direct them to Christine C. Moran at:

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

Phone: (203) 629-3722

Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, GWI will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when GWI gives written or electronic notice to the option holders generally of its acceptance of such options, which notice may be made by press release, e-mail or other method of communication. GWI is expected to give notice of its acceptance shortly after the expiration of the offer period.

Confirmation E-mail or Letter (if no e-mail address is available) to

Employees who Withdraw their Stock Options from the Offer to Amend Certain Options

Genesee & Wyoming Inc. (“GWI”) has received your withdrawal form [dated                 , 2007], by which you rejected GWI’s offer to amend some or all of your eligible outstanding options. Any options you have not withdrawn will remain subject to the terms and conditions of the offer and will be amended in exchange for cash payments.

If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible options by completing and submitting a new election form by faxing it to Christine C. Moran, at fax number (203) 661-4106, or via e-mail to cmoran@gwrr.com, or by hand delivery to Christine C. Moran at Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830 before 5:00 p.m., Eastern Time, on July 13, 2007. If you have questions concerning the submission of your form, please direct them to Christine C. Moran at:

Genesee & Wyoming Inc.

66 Field Point Road

Greenwich, Connecticut 06830

Phone: (203) 629-3722